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                             August 13, 2020

       Frank Igwealor
       Chief Executive Officer
       Video River Networks, Inc.
       370 Amapola Ave., Suite 200A
       Torrance, CA 90501

                                                        Re: Video River
Networks, Inc.
                                                            Amendment No. 1 to
Form 10-12G
                                                            Filed July 31, 2020
                                                            File No. 000-30786

       Dear Mr. Igwealor:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amendment No. 1 to Form 10-12G filed July 31, 2020

       Certain Relationships and Related Transactions, and Director
Independence
       Loan From a Related Party, page 27

   1.                                                   We note your response
to comment 9. It appears from your Unaudited Financial
                                                        Statements as of March
31, 2020 that the property at 831 E 94th Street was sold by the company during the
period ended March 31, 2020. Additionally, Note 11 - Subsequent
                                                        Events to the the
Unaudited Financial Statements as of March 31, 2020 indicates that you sold one of the two
remaining properties in April 2020. Please revise to provide the disclosure required by
Item 404(a) regarding the sale of the properties, including
                                                        disclosure addressing
the sale of the properties, the resulting effects of the sale on the related party loan and
any payments of the developer fee of 10% of the sale price. We may have further
comment.
 Frank Igwealor
FirstName
Video RiverLastNameFrank
            Networks, Inc. Igwealor
Comapany
August 13, NameVideo
           2020        River Networks, Inc.
August
Page 2 13, 2020 Page 2
FirstName LastName
Financial Statements and Exhibits, page 40

2. We have considered your response to comment 12. However, pursuant to Rule 8-02 of
         Regulation S-X, audited financial statements for the most recent two fiscal years are required. Please revise to include audited financial statements for the year ended
         December 31, 2018.
Note 3. Real Estate Investments, page F-10

3. Within your response to comment 15, you indicate your auditors reissued its audit opinion on your revised financial statements. We note the only change to the audit opinion was an update of the accumulated deficit amount referenced within the audit opinion with no changes otherwise, including the date of such audit opinion. Please clarify or request your independent auditors to revise accordingly. Reference is made to PCAOB Auditing
         Standards 3110: Dating of the Independent Auditor's Report.
4. The revisions you have made to properly account for real estate investments at historical cost pursuant to Topic 360 of the Financial Accounting Standards Codification (ASC)
         appears to be a correction of an error in previously issued financial statements. Please revise to conform to the presentation guidance outlined in paragraphs 250-10-45-22 to 24 of the ASC and include the disclosures outlined in paragraphs 250-10-50-7 to 10 of the
         ASC. In addition, it appears that footnote disclosures within Note 3 of your un-audited interim financial statements still references real estate investments at fair value. Please revise to ensure consistency throughout your filing.
5. Given the changes to your financial statements to correct the accounting for real estate holdings, please also amend your previously issued annual report on Form 10-K and your quarterly report on Form 10-Q for the periods ended December 31, 2019 and March 31,
         2020, respectively. Please note that the amended 10-K and 10-Q should reflect all impacted items in its entirety and include updated 302 and 906 certifications. In conjunction with these amended filings, you should also consider your current reporting requirements under Item 4.02 of Form 8-K.
6. We note within Item 9A of your annual report on Form 10-K that you concluded that your internal controls over financial reporting are effective. Please consider the impact of revisions to correct an error to your financial statements on your previous assessment that internal controls over financial reporting were effective. Your response should clarify whether such revisions has changed your conclusions and the reasons why you have or have not changed such conclusions. To the extent you identify a material weakness and determine your internal controls over financial reporting are ineffective, please disclose and discuss such material weakness pursuant to Item 308(a)(3) of Regulation S-K.
Exhibits

7. We note your response to comment 14. Please file the merger, share purchase or other acquisition agreements pursuant to which you acquired Community
Economic
 Frank Igwealor
Video River Networks, Inc.
August 13, 2020
Page 3
         Development Capital and issued the special preferred share as exhibits to the registration statement.
General

8. We note your response to comment 1 that you were advised to abandon the Form S-8 because of eligibility issues and that you did not use and did not plan to use the Form S-8
         (SEC File no. 333-235292). If you have not used the Form S-8 and wish to withdraw it, please file an application to withdraw in accordance with Rule 477.
9. We note your response to comments 3 and 7. Please revise to update your disclosure regarding your ownership of the three properties through the latest interim period. In this regard, we note that Note 10 to your audited financial statements indicates that you sold two of the three properties in February and April of 2020; however, your Plan of
         Operation for the Next Twelve Months discusses your intention to rehabilitate three properties and generate revenue from them, and disclosure in Item 3 Properties has not been updated to note the sale of the properties. Also revise your beneficial ownership section to clarify that the beneficial ownership table reflects information as of the most recent practicable date rather than as reported on 12/31/2008 and based on shares outstanding as of December 31, 2019. Additionally, revise your MD&A discussion for the interim periods for which financial information is required.
10.      Please include page numbers in your next amendment.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Isaac Esquivel at 202-551-3395 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact David Link at 202-551-3356 or Pamela Long at 202-551-3765 with any other questions.



FirstName LastNameFrank Igwealor                               Sincerely,
Comapany NameVideo River Networks, Inc.
                                                               Division of
Corporation Finance
August 13, 2020 Page 3                                         Office of Real
Estate & Construction
FirstName LastName